Bespoken Spirits Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents

RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Bespoken Spirits Inc. Management

We have reviewed the accompanying financial statements of Bespoken Spirits Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 20, 2024

BESPOKEN SPIRITS INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	236,350	4,638,811
Accounts Receivable-net	457,027	244,908
Inventory	1,059,688	418,386
Prepaid Asset	136,450	-
Security Deposit	37,906	145,295
Other Current Assets	9,382	23,858
Total Current Assets	1,936,803	5,471,258
Non-Current Assets:		
Fixed Assets-net	330,136	266,532
Operating Right of Use Assets	494,934	90,166
Patent	10,000	-
Total Non-Current Assets	835,070	356,698
TOTAL ASSETS	2,771,873	5,827,956
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit Cards	30,530	-
Accounts Payable	494,763	290,141
Accrued Expenses	81,821	-
Short-term Operating Lease Liability	182,628	90,166
Other Current Liabilities	20,449	-
Total Current Liabilities	810,191	380,307
Non-Current Liability:		
Long-term Operating Lease Liability	316,517	-
Total Non-Current Liability	316,517	-
TOTAL LIABILITIES	1,126,708	380,307
EQUITY		
Common Stock	119	117
Preferred Stock	354	354
Additional Paid-in Capital	16,610,164	15,586,439
SAFE Notes	3,516,000	-
Retained Earnings	(18,481,472)	(10,139,261)
TOTAL EQUITY	1,645,165	5,447,649
TOTAL LIABILITIES AND EQUITY	2,771,873	5,827,956

See Accompanying Notes to these Unaudited Financial Statements

BESPOKEN SPIRITS INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Sales	1,048,707	396,329
Cost of Sales	579,658	297,536
Gross Profit	469,049	98,793
Operating Expenses		
Advertising & Marketing	2,472,719	859,231
Selling	863,545	17,152
Payroll	1,044,987	2,224,965
General and Administrative	1,455,707	926,473
Research and Development	978,962	26,808
Legal and Professional	679,141	1,175,262
Operating Lease	180,534	59,500
Bad Debts	74,635	-
Equity Incentive Plan	1,023,727	-
Total Operating Expenses	**8,773,957**	**5,289,391**
Total Loss from Operations	**(8,304,908)**	**(5,190,598)**
Other Income (Expense)		
Interest Income	15,017	21,471
Other Expense	(39,523)	-
Total Other Income (Expense)	**(24,506)**	**21,471**
Earnings Before Income Taxes, Depreciation, and Amortization	**(8,329,414)**	**(5,169,127)**
Depreciation Expense	12,797	25,376
Net Loss	**(8,342,211)**	**(5,194,503)**

See Accompanying Notes to these Unaudited Financial Statements

BESPOKEN SPIRITS INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock		**Preferred Stock**					**Additional Paid-in Capital**	**SAFE Notes**	**Retained Earnings (Deficit)**	**Total Shareholder's Equity**
			Series Seed	*Series Seed 2*	*Series A*	*Series B*					
	# of Shares	**$ Amount**	**# of Shares**				**$ Amount**				
Beginning balance at 1/1/22	11,737,024	117	5,392,306	3,293,269	7,416,928		161	9,431,604	-	(4,944,758)	4,487,124
Issuance of Common Stock	-	-	-	-	-	-	-	-	-	-	-
Issuance of Series B Preferred Stock	-	-	-	-	-	19,329,760	193	-	-	-	193
Net loss	-	-	-	-	-	-	-	6,154,835		(5,194,503)	960,332
Ending balance at 12/31/22	11,737,024	117	5,392,306	3,293,269	7,416,928	19,329,760	354	15,586,439	-	(10,139,261)	5,447,649
Issuance of Common Stock	166,665	2	-	-	-	-	-			-	2
Additional Paid in Capital-Options	-	-	-	-	-	-		1,023,725	-	-	1,023,725
SAFE Notes	-	-	-	-	-	-	-		3,516,000	-	3,516,000

See Accompanying Notes to these Unaudited Financial Statements

BESPOKEN SPIRITS INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(8,342,211)	(5,194,503)
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Depreciation Expense	12,797	25,376
Equity Incentive Plan	1,023,727	-
(Increase) Decrease in Accounts Receivable	(212,119)	16,321
(Increase) Decrease in Inventory	(641,302)	(176,561)
Increase in Prepaid Asset	(136,450)	-
(Increase) Decrease in Security Deposit	107,389	(17,000)
Decrease in Other Current Assets	14,476	6,942
(Increase) in Patent	(10,000)	-
Increase in Credit Cards	30,530	-
Increase in Accounts Payable	204,622	203,950
Increase in Accrued Expenses	81,821	-
Increase in Operating Lease Liability	408,979	90,166
Increase (Decrease) in Other Current Liabilities	20,449	(168)
Total Adjustments to reconcile Net Loss to Net Cash used in operations	904,919	149,026
Net Cash used in Operating Activities	(7,437,292)	(5,045,477)
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed Assets	(76,401)	(73,484)
Operating Right of Use Assets	(404,768)	(90,166)
Net Cash used in Investing Activities	(481,169)	(163,650)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stocks	-	6,155,028
SAFE Notes	3,516,000	-
Net Cash provided by Financing Activities	3,516,000	6,155,028
Cash at the beginning of period	4,638,811	3,692,910
Net Cash increase (decrease) for period	(4,402,461)	945,901
Cash at end of period	236,350	4,638,811

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bespoken Spirits Inc. "the Company", incorporated in Delaware on September 26, 2018 is an innovator in the spirits industry, specializing in advanced wood finishing technologies to rapidly age a range of spirits, including bourbon, American whiskey, rum, gin, and others. The Company leverages proprietary rectification techniques to create high-quality, customized spirits in weeks, drastically reducing the time and capital required for traditional maturation.

Focused primarily on B2B services, the Company offers its wood finishing technology to other spirit brands, enabling them to craft unique, market-ready products without the long aging process. In addition, the Company owns and markets its own whiskey and bourbon brands, including Hell House, Sable, and Bespoken, which are sold across the United States. The Company also partners with celebrities and influencers to create co-branded spirits that tap into consumer demand for authentic, equity-based brand partnerships.

The Company's patented technology which was developed over five years of research and development offers a significant competitive advantage by accelerating product development and reducing storage costs, addressing inefficiencies in the industry's traditional aging methods. With four patents protecting its innovations, the Company has positioned itself as a leader in spirit rectification, providing a faster, more efficient alternative to the centuries-old maturation processes still used in the industry today.

Revenue is generated through service contracts with distilleries and spirit brands as well as through the sale of the Company's own branded spirits and private label partnerships. In addition to these, the Company also offers contract manufacturing services, private label production, and bulk liquid sales.

The Company will conduct a crowdfunding campaign in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next

twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $236,350 and $ 4,638,811 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the distributors through which products are sold have a delay between collecting from the customer and sending payment to the Company, typically allowing for a 30-day credit term. As of December 31, 2023 and 2022, the accounts receivable of the Company amounted to $457,027 and $244,908, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. During the year, $74,635 in bad debts were recognized because certain receivables were deemed unlikely to be collected, either due to customer insolvency, disputes over payment, or extended delays beyond the Company's typical collection periods. The allowance for doubtful accounts is adjusted as needed to reflect the Company's best estimate of collectability.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit, and finished goods. Inventories are stated at the lower of cost or net realizable value, utilizing the first-in, first-out (FIFO) method. As of December 31, 2023, and December 31, 2022, inventory totaled $1,059,688 and $1,164,638, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2023.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	2023	2022
Equipment	10	242,362	309,355
Furniture & Fixtures	12	55,387	-
Leasehold Improvements	12 & above	88,008	-
Accumulated Depreciation		**(55,621)**	**(42,823)**
Totals		**330,136**	**266,532**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling consumer packaged goods through distributors and providing contract manufacturing, private label services, and bulk liquid sales. The Company's primary performance obligation is to transfer control of the goods to the customer, either by shipping the products or completing the manufacturing process, depending on the nature of the transaction.

For sales of packaged goods, the primary performance obligation is satisfied when the goods are transferred to the customer, typically at the point of shipment. For contract manufacturing, private label sales, and bulk liquid sales, the primary performance obligation is fulfilled when the goods are either completed and ready for shipment (in the case of manufacturing), transferred to the customer (private label), or shipped from the Company's facility (bulk liquid). Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative Expenses

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including office supplies, travel, legal and accounting services, storage, shipping, freight and delivery, licenses, training, supplies, and rent.

Equity Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to the sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.During the year, the Company issued and vested an additional 11,374,747 stock options, which were valued at a fair market value of $0.09 per share of common stock through an independent external valuation, resulting in an expense of $1,023,727 as of December 31, 2023.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2023 and 2022 to be negligible.

The following summarizes the available options and warrants of the Company:

	Total Options	Total Warrants
Total outstanding, January 1, 2022	273,869	54,166
Granted	-	-
Exercised	-	-
Expired/canceled	-	-
Total outstanding, December 31, 2022	273,869	54,166
Granted	11,374,747	-
Exercised	166,665	
Expired/canceled	-	-
Total outstanding, December 31, 2023	11,481,951	54,166
	-	-
Total exercisable, December 31, 2023	11,481,951	54,166

Nonvested options, January 1, 2022	Nonvested Options
Granted	6,646,947
Vested	-
Forfeited	-
Nonvested options, December 31, 2022	6,646,947
Granted	-
Vested	-
Forfeited	-
Nonvested options, December 31, 2023	6,646,947

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. No transactions require disclosure

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved in, nor is it aware of any pending or threatened litigation against it or any of its officers. Furthermore, the Company is in compliance with all relevant laws and regulations. In addition, the Company entered into long-term lease agreements in 2023 and 2022 as, summarized below:

	2023	2022
Lease expense	240,034	59,500
Finance lease expense		
Amortization of ROU assets	-	-
Interest on lease liabilities	-	-
Operating lease expense	240,034	59,500
Variable lease expense	-	-
Total	240,034	59,500
Other Information		
Operating cash flows from operating leases	226,318	59,500
ROU assets obtained in exchange for new operating lease liabilities	709,124	143,880
Weighted-average remaining lease term in years for finance leases	-	-
Weighted-average remaining lease term in years for operating leases	3	1
Weighted-average discount rate for finance leases	-	-
Weighted-average discount rate for operating leases	3.09%	8.81%
Maturity Analysis	Operating	Operating
2023-12	-	93,500
2024-12	195,013	-
2025-12	204,764	-
2026-12	119,123	-
Thereafter	-	-
Total undiscounted cash flows	518,900	93,500
Less: present value discount	(19,755)	(3,334)
Total lease liabilities	499,145	90,166

NOTE 5 – LIABILITIES AND DEBT

The Company's debt as of December 31, 2023 and 2022 pertains to trade payables and lease liabilities. It has no short-term or long-term external loans, nor any other non-trade debts.

NOTE 6 – EQUITY

Common Stock

The Company has authorized 75,000,000 of common shares with a par value of $0.00001 per share. 11,903,689 shares and 11,737,024 shares were issued and outstanding as of December 31, 2023 and 2022, respectively.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Preferred Stock

The Company has authorized 41,094,321 of preferred shares with a par value of $0.00001 per share. 35,432,263 shares were issued and outstanding as of December 31, 2023 and 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stocks are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert their shares into common stock at a rate determined by the applicable Conversion Price which is the rate at which preferred shares may be converted into common shares, either at the discretion of the shareholder or automatically in the event of a change of control.

Preferred shareholders are entitled to dividends at the discretion of the board of directors on a pari passu basis, according to the number of shares of Common Stock held by such holders. For this purpose, each holder of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stocks are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Simple Agreements for Future Equity (SAFE)

During 2023, the Company entered into numerous SAFE (Simple Agreement for Future Equity) agreements with third parties. The SAFE agreements have no maturity date and bear no interest. These agreements provide investors with the right to receive future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre- or post-money valuation cap. As of December 31, 2023, the total outstanding balance of SAFEs issued was $3,516,000. The valuation cap for the agreements entered into was $34 million.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 20, 2024, the date these financial statements were available to be issued.

The Company issued additional SAFEs with the same terms outlined in Note 6, raising the outstanding balance of SAFEs to $5,262,500 as of July 8, 2024.